99 Bishopsgate
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LATHAM&WATKINS

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August 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

07026341

**File No.: 082-34770**

Re: **Yara International ASA**
**<u>Amendment to Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>**

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

Dear Sir or Madam:

We refer to the letter dated January 7, 2004, and furnished to the Securities and Exchange Commission (the "***Commission***") on behalf of our client, Yara International ASA, a company incorporated under the laws of the Kingdom of Norway (the "***Company***"), pursuant to which the Company established its exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible under Rule 12g3-2 under the Exchange Act ("***Rule 12g3-2***").

In accordance with paragraph (f)(1) of Rule 12g3-2 which provides for the publication in English of the information described in clauses (A), (B) and (C) of paragraph (b)(1)(iii) of Rule 12g3-2 (the "***Home Country Disclosure***") on an issuer's Internet Web site and the notification requirements of paragraph (f)(2) of Rule 12g3-2, we provide herein the address of the Internet Web site at http://www.yara.com on which the Company intends to publish its Home Country Disclosure on an on-going basis promptly after such information is made or is required to be made public as described in paragraph (b)(1)(i) of Rule 12g3-2. The Company will provide Web site access to all such Home Country Disclosure for at least a 12-month period, and in any event a reasonable period of time as deemed appropriate in light of the nature and purpose of the relevant Home Country Disclosure.

8/31

LATHAM&WATKINS

All information and documents provided in compliance with paragraph (b)(1) of Rule 12g3-2 will be so provided on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We ask that the Commission kindly confirm that the Company may publish the information required under paragraph (b)(1)(iii) of Rule 12g3-2 on its Internet Web site at http://www.yara.com. If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-1151.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.

Very truly yours,

Jeffrey H. Lawlis (by S. Shaw)

Jeffrey H. Lawlis
of LATHAM & WATKINS

END